
August 25, 2025

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

      Re: Clean Energy Fuels Corp.
          Form 10-K for the Fiscal Year ended December 31, 2024
          Filed February 24, 2025
          File No. 001-33480

Dear Robert Vreeland:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation